Steven G. Tepper
Steven_Tepper@aporter.com
212.715.1140
212.715.1399 Fax
399 Park Avenue
New York, NY 10022-4690
September 14, 2006
BY EDGAR AND FAX
Mr. Donald Walker, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Industrial Development Bank of Israel
Form 20-F for the Fiscal Year Ended
December 31, 2005 — File No. 2-16830
Dear Mr. Walker:
     We are in receipt of the Staff’s letter dated August 25, 2006 with respect to the above-referenced Annual Report on Form 20-F. On behalf of the Industrial Development Bank of Israel (the “Company”), we are responding to the Staff’s comments, as set forth below.
     For ease of reference, the Staff’s comments are reproduced below in bold italics, followed by the Company’s responses.
Item 15 — Controls and Procedures, page 119
1.	We note your disclosure that “there have been no changes in our internal control over financial reporting that occurred during the period covered our annual report, except for those changes cited below, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” We believe an “except for” statement in regards to changes in internal control over financial reporting is not a clear statement. Please amend your filing to clearly state that there were, if correct, changes in your internal control over financial reporting that occurred during the period covered by your annual report that have materially affected, or are reasonably likely to affect, your internal control over financial reporting.

Mr. Donald Walker
September 14, 2006

     The Company proposes to delete the sentence quoted in the Comment above, and to insert in its place the following:
“During the period covered by this annual report, we implemented changes in our internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The changes and the issues to which they relate are described in the following paragraphs.”
If acceptable to the Staff, the change described above would be included in an Amendment to the Company’s Annual Report on Form 20-F.
2.	We note management identified a matter concerning the recording of retroactive transactions in connection with the audit of the December 31, 2005 financial statements. Please tell us the details of this matter, including the specific controls issues management identified.
     In response to Comment 2, the Company supplementally advises the Staff as follows:
     “The recording of retroactive transactions occurred in certain instances, usually where credit lines we granted to our clients had expired and were subsequently renewed by us retroactively to the time of their expiration, and where in the framework of debt rearrangement agreements we concluded with our clients, we agreed to modify the terms that applied to their debts prior to the date of the agreement.
     Due also to our run-off plan and the consequent sharp decrease in the volume of our activity, the number of instances where we had to resort to retroactive recording was quite limited and in any case did not entail changes in the results of our previous financial reports.
     It should be added that the process of decision making concerning these transactions and the implementation thereof are supervised and monitored, including by means of computerized reports (which are submitted also to the management), and reviews by our accounting department.”
     In addition, we can confirm that the Company’s acknowledgment that:

Mr. Donald Walker
September 14, 2006

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the foregoing responds adequately to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the undersigned.
Very truly yours,
/s/ Steven G. Tepper
Steven G. Tepper

cc:	Ms. Sharon A. Blume
Mr. Michael Warzager
Mr. Rimon Shmaya